EASTGATE ACQUISITIONS CORPORATION

2681 EAST PARLEYS WAY, SUITE 204

SALT LAKE CITY, UTAH 84109

July 21, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Pamela Howell and Adam F. Turk

Re:  Eastgate Acquisitions Corporation

Registration Statement on Form S-1 Filed July 1, 2014

File No. 333-197186

Dear Ms. Howell and Mr. Turk:

The following responds to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in its comment letter dated July 15, 2014 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed by Eastgate Acquisitions Corporation (the “Company”).  All capitalized terms not specifically defined herein shall have the meaning assigned to such terms as set forth in the Registration Statement.

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We also have enclosed a copy of Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

General

1. We note that you are registering a total of 16,754,028 shares for sale by the selling stockholders, including several affiliates. We also note that according to the tables in your Selling Stockholders section you had 49,868,028 shares outstanding of which at least 29,982,000 shares were owned by affiliates. Given that you are registering for resale an amount of shares accounting for at least 85% of your shares issued and outstanding held by non-affiliates, please provide a detailed, legal analysis regarding why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant. Your response should provide an analysis of each of the factors material to this determination. For guidance, please refer to the Securities Act Rules C&DI 612.09. In particular, your response should describe the nature of your relationship to the consultants who are selling shareholders as well as the services rendered for which shares were received.

Response:

For the reasons set forth below, the Company respectfully submits to Staff that the proposed resale of shares by the selling stockholders as contemplated in the Registration Statement is not an indirect primary offering where the offering is being conducted by or on behalf of the Company.

Background

The Company is proposing to register a total of 16,754,028 shares of common stock, including 3,663,000 shares of common stock underlying warrants, for resale by the selling stockholders.  These 16,754,028 shares consist of (i) 2,305,028 shares of common stock held by consultants and vendors (the “CV Shares”), (ii) 8,547,00 shares of common stock held by investors in the Company’s March 21, 2014 and June 6, 2014 private placements, including 3,663,000 shares of common stock underlying warrants, (the “Private Placement Shares”) and (iii) 5,902,000 shares of common stock held by officers, directors and TGT Investments Group Corp., a 23% shareholder (the “Affiliate Shares”).

415 Analysis

In 1983 the Staff adopted Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that the offering registered by the Registration Statement is re-characterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis preventing the selling stockholders from selling their securities at prevailing market prices, (ii) the selling stockholders would be deemed to be “underwriters” with respect to the offering (with the attendant liabilities under Section 11 of the Securities Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would not be available to the selling stockholders to effect resales of their securities registered in the offering.

  As a result of the foregoing consequences, the Staff’s interpretation of Rule 415 has a potentially dramatic impact on the ability of smaller public companies, like the Company, to raise capital and on the ability of a selling stockholder to effect the resale of its securities. Therefore, the Staff has previously acknowledged that a secondary offering should only be re-characterized as a primary offering after a careful and complete review of the relevant facts and circumstances. Specifically, in its Compliance and Disclosure Interpretations, the Staff has set forth a detailed analysis of the relevant factors that should be examined. Compliance and Disclosure Interpretation 612.09 (“CDI 612.09”), provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415(a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.  Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

 As CDI 612.09 indicates, the question is a difficult and factual one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in the interpretation is discussed below in the context of the offering under the Registration Statement. Based on a proper consideration of all of those factors, the Company believes that the Staff should conclude that the Registration Statement relates to a valid secondary offering and that the Affiliate Shares, the Private Placement Shares and the CV Shares can be registered for sale on behalf of the selling stockholders pursuant to Rule 415.

How Long the Selling Stockholders Held the Securities

 Presumably, the longer shares are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Company.  In any event, however, the length of time for which the selling stockholders will have held their shares prior to resale pursuant to the Registration Statement is only one factor cited in CD&I 612.09, to be considered alongside the other factors listed therein in arriving at a conclusion, after careful and complete review of all of the relevant facts and circumstances.

As of the date of this letter, 13,594,628 shares, or 81% of the shares proposed to be registered, have been held by the selling stockholders for over three months and the remainder of the shares were issued in June 2014.  1,556,628 of the CV Shares were issued in March 2014 and 748,400 shares were issued in June 2014.  8,120,000 Private Placement Shares were issued on March 21, 2014 and 427,000 shares were issued in June 2014.  3,918,000 Affiliate Shares were issued in March 2014 and 1,984,000 shares were issued in June 2014.

The Company has reviewed the Staff’s historical guidance on secondary offering registrations as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 116.19 (“CDI 116.19”), which states, in relevant part:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

CDI 116.19 makes clear that a valid secondary offering may occur immediately following the closing of a private placement without the satisfaction of any required holding period under the circumstances set forth in CDI 116.19.  Further, CDI 116.19 indicates that a valid secondary offering of shares may occur if, among other things, the investor is at market risk at the time of the effectiveness of the resale registration statement.

In addition, there has historically been limited trading volume in the Company’s common stock. In this regard, even after the Registration Statement is declared effective, the Company believes that, for all practical purposes, the private placement investors, as well as the affiliates and consultants and vendors, would still need to continue to bear the risk of a significant portion of their shares because it would likely be difficult for them to be able to sell into the public market a large number of shares in the near future without significantly reducing the price that they would receive for such shares, given the historical limited trading volume in the Company’s common stock.

The Circumstances Under Which the Securities were Received

 The CV Shares were issued in March 2014 and June 2014 to the selling stockholders listed below as compensation for services provided to the Company.  At the time of issuances, the Company did not have sufficient cash on hand to pay the consultants and vendors.

Name	Number of Shares Proposed to be Registered	Description of Services
Bill Abajian	830,000	Pharmaceutical licensing and nutraceuticals product development
Slava Jarnitskii	988,400	Corporate controller services
Khazak Group Consulting Corp.	69,000	Accounting and bookkeeping
Leonard Neilson	200,000	Legal services
Robert Nickolas Jones	30,628	Financial printer
Michael Theodor	12,000	Product distribution
Anita Kapoor	10,000	Research and development
Merle Conradi - Larsen	15,000	Advertising, social media promotions and marketing related to the Company’s pharmaceutical and nutraceutical dietary supplements and consumer health products
The Global iGroup	50,000	Advertising, social media promotions and marketing related to the Company’s pharmaceutical and nutraceutical dietary supplements and consumer health products
Peter Proszanski	50,000	Legal services
David Himelfarb	50,000	Legal services

The Private Placement Shares consist of 4,884,000 shares of common stock and warrants to purchase 3,663,000 shares of common stock.  These securities were issued in the Company’s private placements that closed on March 21, 2014 and June 6, 2014 pursuant to which the Company sold units of its securities with each unit consisting of one share of common stock and a warrant to purchase 0.75 shares of common stock for a purchase price of $0.25 per unit.  The Company raised a total of $1,221,000 in the private placements. The Private Placement Shares are exempt from registration under the Securities Act and constitute restricted securities under the Securities Act.  Mirjana Hasanagic, the Company’s President and a director, is the sister-in-law of Damir Hasanagic, a selling stockholder who holds 80,500 Private Placement Shares.  Ms. Hasanagic disclaims beneficial ownership of these shares.

The private placement investors acquired the Private Placement Shares in bona fide private placement transactions pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act.  In the subscription agreements entered into with the Company, each private placement investor made customary investment and private placement representations to the Company, including that such selling stockholder (i) was an “accredited investor” as defined in Regulation D promulgated under the  Securities Act, (ii) was acquiring the Private Placement Shares pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the Private Placement Shares to any person, (iii) will not sell or otherwise dispose of any of the Private Placement Shares, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom,  (iv) made such independent investigation and evaluation of the information provided to it by the Company with respect to its financial condition, properties, business and prospects as it deemed necessary to make an informed decision to purchase the Private Placement Shares and (v) was able to bear the economic risk of an investment in the Private Placement Shares and able to afford a complete loss of such investment.   The private placements were arms’ length transactions entered into between the Company and the investors.  The Special Equities Group LLC, a purchaser in the March 2014 private placement, is affiliated with a broker-dealer, but is not itself a broker-dealer.  Based upon representations of the selling stockholder, the Company believes that the Special Equities Group LLC acquired its securities in the ordinary course of business and has no agreements or understandings, directly or indirectly, regarding the distribution of these securities.

The warrants issued in the private placements do not include any price “resets”, floating price conversion rights or other “toxic” features that have previously prompted the Staff’s concerns regarding “Extreme Convertible” transactions.  Further, the warrants do not provide for anti-dilution protection based on the price of future issuances by the Company. The only anti-dilution provisions in the warrants are customary structural anti-dilution protection provisions in the event of fundamental organic changes in the Company’s capital structure, such as stock splits or stock dividends. These anti-dilution adjustments are consistent with those that the Staff has previously indicated do not raise a concern with respect to the Staff’s interpretation of Rule 415.

The Affiliate Shares consist of 5,902,000 shares of common stock.  The Affiliate Shares were issued in March and June 2014 as compensation for services provided and conversion of unpaid loans to the Company.    Two selling stockholders and current employees, Anthony Pascual and Dinushi Gangodawilage, were issued 43,000 shares and 35,000 shares, respectively, on March 14, 2014 for services they had previously provided to the Company as office staff on an independent contractor basis.

The Company is not aware of any evidence that the private placement investors, affiliates or consultants and vendors had any plan to act in concert to effect a distribution of their Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.  Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.”  The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s common stock) by or on behalf of the selling stockholders have or will take place if the Registration Statement is declared effective.

The Selling Shareholders’ Relationship to the Company

The Company has no agreements, contracts or relations with the consultants and vendors other than their agreements to provide the services described above. The Company’s understanding is that the private placement investors are comprised of private investment funds and individual investors.  Other than The Special Equities Group LLC, which is affiliated with an entity that received a finder’s fee in connection with the March 2014 private placement, the Company has no agreements, contracts or relations of any kind with the private placement investors except with respect to their role as investors in the private placements.  None of the consultants, vendors or private placement investors has any representative on the Company’s board of directors, nor do they have any special contractual rights as stockholders of the Company under any stockholders’ or similar agreement.  The Company will not receive any of the proceeds from any resale of the CV Shares or the Private Placement Shares under the Registration Statement.  After the Registration Statement is declared effective and assuming that all of the registered shares are sold, each of the consultants, vendors and private placement investors will own less than 4% of the issued and outstanding common stock of the Company.

 The following affiliates are proposing to register certain of their shares in the amounts set forth below.

Name	Number of Shares Owned(1)	Number of Shares Being Registered	Number of Shares Owned After Offering	Percent Held After Offering
Mirjana Hasanagic, President and Director	3,486,800 (2)	849,600	2,637,200(2)	5.3%
Anna Gluskin, Chief Executive Officer and Director	5,852,000 (3)	1,344,000	4,508,000(3)	9.0%
Rose Perri, 23% shareholder	12,007,600 (4)	1,147,200	10,860,400(4)	21.8%
Brian Lukian, Chief Financial Officer and Director	2,507,600 (5)	1,147,200	1,360,400(5)	2.7%
Joseph Schwarz, Chief Scientific Officer	3,064,000 (6)	668,000	2,396,000(6)	4.8%
Michael Weisspapir, Chief Medical Officer	3,064,000 (9)	668,000	2,396,000(9)	4.8%
Anthony Pascual, office staff	43,000	43,000	0	0.0%
Dinushi Gangodawilage, office staff	35,000	35,000	0	0.0%

The affiliated selling shareholders do not have any special contractual rights as stockholders of the Company under any stockholders’ or similar agreement and the Company will not receive any of the proceeds from any resale of their shares under the Registration Statement.

The Amount of Shares Involved

As of July 21 , 2014, the Company had 49,868,028 shares of common stock outstanding. The shares being registered for resale under the Registration Statement include shares held by 41 separate stockholders and collectively represent approximately 34% of the Company’s outstanding shares as of July 21, 2014.   The selling stockholder with the largest number of shares to be registered in the Registration Statement, Rose Perri, beneficially owns 12,007,600 shares of common stock, including warrants to purchase 860,400 shares of common stock, representing approximately 20% of the common stock outstanding as of July 21, 2014.  The only other selling shareholders holding over 5% of the Company’s common stock are Anna Gluskin with 5,852,000 shares, or 10%, and Mirjana Hasanagic, with 3,486,800 shares, or 6%.

Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09, and is not controlling.

Moreover, the Company has reviewed various historical guidance from Staff, including the Securities Act Rules Compliance and Disclosure Interpretations Question 612.12, which states, “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The above historical guidance from Staff illustrates that even a single, large stockholder can effect a valid secondary offering of shares, even where the stockholder’s ownership percentage in the issuer is well in excess of the approximately 23% held by Ms. Perri. Moreover, the shares covered by the Registration Statement consist of shares held by 41 separate selling stockholders, and not by one large selling stockholder.

Further, we understand that several years ago the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions.1 The Staff believed that public investors often did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the shares involved. In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market price of the underlying common stock. When the deals were announced, the stock prices typically fell with the result that the issuer ended up issuing significant blocks of stock — in many cases well in excess of 100% of the shares previously outstanding. In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments. In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

In order to combat the effects of these toxic transactions, we understand that the Office of Chief Counsel and the senior Staff members of the Commission’s Division of Corporation Finance began to look at ways to discourage toxic transactions and to limit the impact of these transactions. One way to do so was to limit the ability of the investors in those transactions to have their shares registered.

 We understand that, in order to monitor these types of transactions, the Staff compared the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates as disclosed in the issuer’s Annual Report on Form 10-K. As we understand it, the Staff was instructed to look more closely at any situation where an offering involved more than approximately one-third of the public float. If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes.2 However, according to the Office of Chief Counsel, the test was intended to be a mere screening test and was not intended to substitute for a complete analysis of the factors cited in CDI 612.09.  Moreover, we understand that the Staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions.  As described above, the warrant terms and issuances to the vendors, consultants and affiliates do not implicate any of the concerns leading to the focus on Extreme Convertible situations.

Whether the Selling Shareholders are in the Business of Underwriting Securities

The selling stockholders are comprised of individuals and private investment funds. The Company has been advised that only one of the 22 selling stockholders (The Special Equities Group LLC) is an affiliate of a broker-dealer and that none of the selling stockholders is a broker-dealer.  To the Company’s knowledge, none of the selling stockholders is in the business of underwriting securities. Additionally, the issuance of shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the selling stockholders’ ability to resell the shares.

 Accordingly, the Company believes that the features commonly associated with acting as an underwriter are not present.

Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

Considering the factors listed in CDI 612.09, (i) the consultants, vendors and affiliates received the CV Shares and the Affiliate Shares as compensation for bonafide services provided to the Company and the private placement investors made fundamental decisions to invest in the Company; (ii) the private placement investors received the Private Placement Shares pursuant to a valid exemption from registration under Section 4(a)(2) and have represented their investment intent, disclaimed any intent to distribute their shares in violation of any securities laws, are individuals and private investment funds that buy and sell securities for their own accounts; (iii) the securities proposed to be registered include no shares issuable upon exercise of warrants that would contain toxic or other abusive provisions that have in the past merited special concerns by the Staff and (iv) as all of the facts and analysis provided above demonstrate, the selling stockholders are not engaging in a distribution and are not acting as conduits for the Company. There is no evidence to suggest that any of the selling stockholders are acting in concert to effect a coordinated distribution under the Registration Statement. In addition, the selling stockholders beneficially own so much common stock that it would be virtually impossible for them to distribute immediately all of the shares proposed to be registered because of the extremely limited trading market for the Company’s common stock. The number of shares proposed to be registered is reasonable in relation to other transactions that have been reviewed and cleared by the Staff.  Therefore, in these circumstances we are of the view that the offering the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

2. We note that one of your selling stockholders, The Special Equities Group LLC, is affiliated with a broker-dealer which received a finder’s fee in connection with your March 2014 private placement. Please revise the registration statement to include a representation, if true, that the broker-dealer affiliate acquired shares in the ordinary course of business and has no agreements or understandings, directly or indirectly, regarding the distribution of your securities.

Response:

The Company has included the above representation in the Selling Stockholders section of the Amended Registration Statement.

Exhibits

3. Please provide the XBRL interactive data file that is required to be submitted and posted pursuant to Item 601(b)(101)(i) of Regulation S-K.

Response:

The Company is providing the XBRL interactive data file that is required to be submitted and posted pursuant to Item 601(b)(101)(i) of Regulation S-K as exhibits to the Amended Registration Statement.

***

The Company hereby acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,

/s/ Anna Gluskin Anna Gluskin
Chief Executive Officer

cc: Gregory Sichenzia, Esq.

cc: Avital Even-Shoshan, Esq.

Footnotes

1 See Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007; Keller, Stanley and Hicks, William, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007

2 See Keller, Stanley and Hicks, William, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007

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